Exhibit 99.1

October 1, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT  PANTHER  CLARIFIES  ANNUAL  MD&A  DISCLOSURE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) announces that, as a result of a review by the British Columbia Securities Commission, the Company is issuing this news release to clarify disclosures in the Company’s annual management discussion and analysis for the year ended December 2013 (the “MD&A”).  The Company did not disclose management’s conclusions in respect of the Company’s internal controls over financial reporting (“ICFR”) in the MD&A.  The Company confirms that the Company’s Chief Executive Officer and Chief Financial Officer each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by the MD&A and the accompanying consolidated financial statements and concluded that the ICFR were effective as at December 31, 2013.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer President & CEO 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.